UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☒

ICL GROUP LTD.

1.	Israel Chemicals Ltd.’s Announcement of a Name Change to ICL Group Ltd.

Item 1
Israel Chemicals Ltd.’s Announcement of a Name Change to ICL Group Ltd.

The Company wishes to update that it has amended its formal registered name from “Israel Chemicals Limited” to "ICL Group Ltd.", to align with the name that it is generally known by: "ICL".

The official Name Change Certificate is attached hereto as Exhibit 99.1. The Memorandum and Articles of Association of the Company have been amended to reflect the new name of the Company and are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: May 7, 2020

EXHIBIT INDEX
Exhibit Number           Description

99.1                                Name Change Certificate (unofficial translation from Hebrew)
99.2                                Memorandum of Association (unofficial translation from Hebrew)
99.3                                Articles of Association